Exhibit 99(a)

Energy Future Intermediate Holding Company LLC. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(millions of dollars)

Net income (loss) attributable to Intermediate Holding	$74	$(495)
Income tax expense (benefit)	80	130
Interest expense and related charges	625	578
Depreciation and amortization	557	492

EBITDA	$1,336	$705

Oncor EBITDA	(1,354)	(496)
Oncor distributions/dividends (a)	216	1,582
Interest income	(47)	(47)
Net income (loss) attributable to noncontrolling interests	64	(160)

Adjusted EBITDA per Incurrence Covenant	$215	$1,584
Add back Oncor adjustments	$1,123	$(267)

Adjusted EBITDA per Restricted Payments Covenants	$1,338	$1,317

(a)	2008 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests.